                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         HERBALIFE INTERNATIONAL, INC.
                            (Name of Subject Company)

                           MH MILLENNIUM HOLDINGS LLC
                        MH MILLENNIUM ACQUISITION CORP.
                                  MARK HUGHES
                                    (Bidders)
                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                              426908208 (CLASS A)
                              426908307 (CLASS B)
                      (Cusip Number of Class of Securities)

                           MH MILLENNIUM HOLDINGS LLC
                        MH MILLENNIUM ACQUISITION CORP.
                                  MARK HUGHES
                       C/O HERBALIFE INTERNATIONAL, INC.
                             1800 CENTURY PARK EAST
                             LOS ANGELES, CA 90067
                             ATTN. TIMOTHY GERRITY
                              TEL. (301) 410-9600
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                             ANTHONY T. ILER, ESQ.
                              IRELL & MANELLA LLP
                       333 SOUTH HOPE STREET, SUITE 3300
                             LOS ANGELES, CA 90071
                                 (213) 620-1555

                            CALCULATION OF FILING FEE

Transaction Valuation*: $267,834,554               Amount of Filing Fee: $53,557

* For purposes of calculating the fee only. This amount assumes the purchase of all shares of Class A common stock, par value $.01 per share, and all shares of Class B common stock, par value $.01 per share, (collectively, the "Common Shares") of Herbalife International, Inc. (the "Company") from stockholders other than the Continuing Stockholder (as defined herein) at a price per share of $17.00 in cash, plus the payment of the aggregate spread value of the outstanding options to purchase Common Shares to be cancelled in the transactions (based upon the applicable strike price and the per share transaction price), estimated at $57,054,733. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate transaction value.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid: N/A       Filing Party: N/A

         Form or registration no.: N/A     Date Filed: N/A

                         (Continued on following pages)
                               (Page 1 of 9 pages)

CUSIP No. 426908208                  14D-1                                Page 2
          426908307
================================================================================
    1.      Name of Reporting Persons  MH MILLENNIUM HOLDINGS LLC
            S.S. or I.R.S. Identification Nos. of Above Persons  95-475-8098


--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                     (a)/X/
                     (b)/ /
--------------------------------------------------------------------------------
    3.      SEC Use Only
--------------------------------------------------------------------------------
    4.      Sources of Funds

                           Not Applicable
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                     / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                           DELAWARE
--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                    (1)
--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                    (1)
--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                           CO
================================================================================

(1) MH Millennium Holdings LLC owns no shares of any class of common stock of the Company. The Mark Hughes Family Trust (the "Trust"), however, which is the sole member of MH Millennium Holdings LLC, as of September 8, 1999 beneficially owned 5,704,331 Class A Shares and 11,258,665 Class B Shares, (including 308,331 Class A Shares and 466,665 Class B Shares which the Trust has a right to acquire within 60 days of the date hereof), representing in the aggregate 55.4% of the outstanding Class A Shares and 59.0% of the outstanding Class B Shares, respectively. Mark Hughes is the sole trustee of The Mark Hughes Family Trust and its beneficiary.

CUSIP No. 426908208                  14D-1                                Page 3
          426908307
================================================================================
    1.      Name of Reporting Persons  MH MILLENNIUM ACQUISITION CORP.

            S.S. or I.R.S. Identification Nos. of Above Persons 95 475 7938

--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                     (a)/X/
                     (b)/ /
--------------------------------------------------------------------------------
    3.      SEC Use Only
--------------------------------------------------------------------------------
    4.      Sources of Funds

                           SC/BK/OO (subordinated debentures)
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                     / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                                     NEVADA
--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                      (2)
--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                      (2)
--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                       CO
================================================================================
(2) MH Millennium Acquisition Corp. owns no shares of any class of common stock of the Company. MH Millennium Holdings LLC, however, owns 100% of MH Millennium Acquisition Corp. For further information, see note 1 on page 2 of this Schedule 14D-1.

CUSIP No. 426908208                  14D-1                                Page 4
          426908307
================================================================================
    1.      Name of Reporting Persons  Mark Hughes

            S.S. or I.R.S. Identification Nos. of Above Persons

--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                     (a)/X/
                     (b)/ /
--------------------------------------------------------------------------------
    3.      SEC Use Only
--------------------------------------------------------------------------------
    4.      Sources of Funds

                           Not Applicable
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                     / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                                     United States
--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                      (3)
--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                      (3)
--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                       IN
================================================================================
(3) Mr. Hughes, directly or indirectly, is the beneficial owner of 5,704,331 Class A Shares and 11,258,665 Class B Shares, excluding 183,333 Class A Shares and 366,666 Class B Shares owned by the Herbalife Family Foundation (in which Mr. Hughes has no pecuniary interest) and including 308,331 Class A Shares and 466,663 Class B Shares issuable upon exercise of stock options that are exercisable within 60 days of September 1, 1999. The Class A Shares and the Class B Shares beneficially owned by Mr. Hughes or entities controlled by him, calculated in accordance with the SEC's Exchange Act Rule 13d-3, represented 55.4% of the total outstanding Class A Shares and 59.0% of the total outstanding Class B Shares as of September 1, 1999.

CUSIP No. 426908208                  14D-1                                Page 5
          426908307


ITEM 1. SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Herbalife International, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive offices is 1800 Century Park East, Los Angeles, CA 90067.

         (b) This Statement relates to the offer by MH Millennium Acquisition Corp., a Nevada corporation (the "Purchaser"), a wholly owned subsidiary of MH Millennium Holdings LLC, a Delaware limited liability company (the "Parent"), to purchase all shares of Class A common stock of the Company, $.01 par value per share ("Class A Shares"), and Class B common stock of the Company, $.01 par value per share ("Class B Shares" and together with the Class A Shares, the "Shares"), at the purchase price of $17.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 17, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. As of September 8, 1999, there were 9,982,300 Class A Shares outstanding and 18,604,515 Class B Shares outstanding. Mr. Hughes and entities controlled and beneficially owned by him, directly and indirectly (the "Continuing Stockholder") has agreed not to tender any Shares owned by the Continuing Stockholder pursuant to the Offer and to ensure that none of such Shares will be cancelled for cash in the merger (the "Merger") to be consummated if the Offer is consummated. In the Merger, all Shares outstanding and held by stockholders other than the Continuing Stockholder, Parent, Purchaser or the Company (the "Public Stockholders") (except dissenting Shares) will be cancelled for $17.00 per Share in cash.

         (c) The information set forth in Section 6 ("Price Range of Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (d), (g) This Statement is being filed by the Purchaser, the Parent and Mark Hughes (collectively, the "Bidders"). The Purchaser is currently owned by the Parent. The information set forth in THE TENDER OFFER -- Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase, in Schedule I ("Certain Information Concerning Parent, Purchaser and Mr. Hughs") and Schedule II, ("Directors and Executive Officers of the Company") thereto is incorporated herein by reference.

         (e) - (f) During the last five years, none of the Bidders nor to the best of their knowledge, any of the persons listed in Schedule II to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations, or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a) - (b) The information set forth in the INTRODUCTION; SPECIAL FACTORS -- ("Background of The Offer and The Merger"), ("Description of DECS Securities") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) - (b) The information set forth in THE TENDER OFFER -- Section 9 ("Financing Of The Offer and The Merger") of the Offer to Purchase is incorporated herein by reference.

         (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a) - (e) The information set forth in SPECIAL FACTORS -- ("Purposes of the Offer and the Merger"), ("Certain Effects of the Offer and the Merger"), ("Interests of Certain Persons"), ("Conduct of Herbalife's Business after the Offer and the Merger"), ("Description of Ownership of Herbalife Before and After the Offer and the Merger"); THE TENDER OFFER -- Section 11 ("Dividends and Distributions") and in Section 10 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

         (f) - (g) The information set forth in SPECIAL FACTORS -- ("Certain Effects of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) - (b) The information set forth in the INTRODUCTION; SPECIAL FACTORS -- ("Interests of Certain Persons"), ("Description of Ownership of Herbalife Before and After the Offer and the Merger"); THE TENDER OFFER --
Section 13 ("Certain Transactions") and Section 14 ("Recent Purchases of Company Securities") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the INTRODUCTION; SPECIAL FACTORS -- ("Background of The Offer and The Merger"), ("Certain Effects of the Offer and the Merger"), ("Interests of Certain Persons"); THE TENDER OFFER -- Section 10 ("The Merger Agreement"), Section 11 ("Dividends and Distributions") and Section 13 ("Certain Transactions") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the INTRODUCTION; SPECIAL FACTORS -- ("Background of The Offer and The Merger"); and THE TENDER OFFER -- Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

        (a) The information set forth in SPECIAL FACTORS -- ("Background of The Offer and The Merger") of the Offer to Purchase is incorporated herein by reference.

        (b) - (c) The information set forth in THE TENDER OFFER -- Section 12 ("Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (d) Not applicable.

        (e) The information set forth in SPECIAL FACTORS -- ("Certain Litigation") of the Offer to Purchase is incorporated herein by reference.

        (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Agreement and Plan of Merger, dated September 13, 1999, to the extent not otherwise set forth herein, copies of which are filed as Exhibits
(a)(1), (a)(2) and (c)(1) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.


         EXHIBIT NO.                    DESCRIPTION
         -----------                    -----------
           (a)(1)              Offer to Purchase, dated September 17, 1999.

           (a)(2)              Letter of Transmittal.

           (a)(3)              Notice of Guaranteed Delivery.

           (a)(4) Form of letter, dated September 17, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.

           (a)(5) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

           (a)(6)              Guidelines for Certification of Taxpayer
                               Identification Number on Substitute Form W-9.

           (a)(7)              Summary Advertisement, dated September 17, 1999.

           (a)(8)              Press Release, dated September 13, 1999.

           (b)                 Not Applicable

           (c)(1)              Agreement and Plan of Merger, dated September 13,
                               1999, by and among the Company, Mark Hughes, the Mark Hughes Family Trust, the Parent and the
                               Purchaser (included as Annex A to Exhibit
                               (a)(1)).

           (c)(2) The Equity Commitment Letter from Mark Hughes to the Company, dated September 10, 1999.


           (d)                 Not Applicable

           (e)                 Not Applicable

           (f)                 Not Applicable

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 1999


                                  MH MILLENNIUM HOLDINGS LLC:


                                  By: /s/ MARK HUGHES
                                      ------------------------------------------
                                  Name:  Mark Hughes

                                  Title: Managing Member



                                  MH MILLENNIUM ACQUISITION CORP.:

                                  By:  /s/ MARK HUGHES
                                      ------------------------------------------
                                  Name:  Mark Hughes

                                  Title: President


                                           MARK HUGHES


                                  By:  /s/ MARK HUGHES
                                      ------------------------------------------

                                  EXHIBIT INDEX



         EXHIBIT NO.                                  DESCRIPTION

           (a)(1)              Offer to Purchase, dated September 17, 1999.

           (a)(2)              Letter of Transmittal.

           (a)(3)              Notice of Guaranteed Delivery.

           (a)(4) Form of letter, dated September 17, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.

           (a)(5) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

           (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

           (a)(7)              Form of Summary Advertisement, dated September
                               17, 1999.

           (a)(8)              Press Release, dated September 13, 1999.

           (b)                 Not Applicable

           (c)(1) Agreement and Plan of Merger, dated September 13, 1999, by and among the Company, Mark Hughes, the Mark Hughes Family Trust, the Parent and the Purchaser (included as Annex A to Exhibit(a)(1)).

           (c)(2) Equity Commitment Letter from Mark Hughes to the Company, dated September 10, 1999.

           (d)                 Not Applicable

           (e)                 Not Applicable

           (f)                 Not Applicable